SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                               June 18, 2001

                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)

        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    X     Form 40-F _____
                   ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _____         No   X
                              -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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Page 1 of 2


Tuesday 12 June 2001


      CAMBRIDGE ANTIBODY TECHNOLOGY STARTS PHASE I CLINICAL TRIALS OF
                                  CAT-213


Melbourn, UK...Cambridge Antibody Technology (LSE: CAT: NASDAQ: CATG) today announced that a Phase I clinical trial has commenced of CAT-213, CAT's human monoclonal antibody which neutralises eotaxin1.

The Phase I clinical trial will assess safety, tolerability and pharmacokinetics of a single intravenous dose of CAT-213 in 25 healthy volunteers.

CAT-213, by neutralising eotaxin1, inhibits the major stimulus that attracts eosinophils (a type of white blood cell) into tissues. As a result of this action CAT-213 may have clinical applications in the treatment of severe allergic disorders where eosinophils may cause tissue damage and in conditions where the patient has too many circulating eosinophils known as hypereosinophilia.

Dr David Glover, CAT's Medical Director, said "We are very pleased to announce this milestone for CAT-213, the fifth monoclonal antibody from CAT to enter clinical trials. Data from this first clinical trial will support a trial in allergic patients that we are planning for later this year"

                                   -ENDS-



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Page 2 of 2

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based in Melbourn, 10 miles south of Cambridge, England, CAT currently employs around 230 people.
o CAT is listed on the London Stock Exchange, having raised (pound)41m in its IPO in March 1997. A further offering in March 2000 raised (pound)93m. Also, CAT's ADRs are listed on the US NASDAQ National Market.
o CAT has a world-leading platform technology for rapidly isolating fully human monoclonal antibodies using phage display systems. CAT has an extensive phage antibody library, currently incorporating around 100 billion distinct antibodies. This library forms the basis for the company's strategy to develop a portfolio of clinical development programmes and for discovering new drug leads using functional genomics. Five human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has a number of licence and collaborative agreements in place with pharmaceutical and biotechnology companies including: Eli Lilly, Pfizer, Genentech, ICOS, Genetics Institute, Wyeth-Ayerst, Human Genome Sciences, Knoll Pharmaceuticals (a subsidiary of Abbott Pharmaceuticals), AstraZeneca, Pharmacia, Oxford GlycoSciences, Genzyme, Immunex, Zyomyx and Elan.

CAT-213
o    CAT-213 is a human IgG4 monoclonal antibody that neutralises eotaxin1
     - a chemokine protein that acts to attract eosinophils (a type of white blood cell) into tissues, where they can degranulate causing tissue damage. Eosinophils are thus believed to play a key role in causing the inflammation and tissue damage that occurs in a variety of allergic disorders, including asthma.
o Allergies in some form affect over 20% of the population, with `hay fever' (allergic rhinitis) being the most common. Asthma is a very common respiratory disorder of ever-increasing prevalence, currently affecting over 6.5% of the UK population, with over 200,000 patients being admitted to hospitals each year and over 2000 deaths annually directly attributed to asthma. The potential markets for CAT-213 are therefore enormous. However, there is intense competition in the development of better treatments for these markets. CAT-213, initially being developed as an intravenous injection, may also be useful in the treatment of other conditions where raised levels of circulating eosinophils play a significant role in pathogenesis (hypereosinophilic syndromes).

         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.



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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Cambridge Antibody Technology Group PLC

         Date __18 June 2001_____      By     /s/ John Aston
                ------------

                                       Name:  John Aston

                                       Title: Financial Director